PV Nano Cell Ltd.

8 Hamasger Street
Migdal Ha’Emek, Israel 2310102

September 2, 2015

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Pamela Long

Re:	P.V. Nano Cell Ltd.

Confidential Draft Registration Statement on Form F-1

Submitted July 10, 2015

CIK No. 1627480

Dear Ms. Long:

On behalf of P.V. Nano Cell Ltd., an Israeli corporation (the “Company”), I am writing to respond to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in its letter to the Company, dated August 6, 2015, regarding the Confidential Draft Registration Statement on Form F-1, filed with the SEC on July 10, 2015 (CIK No. 1627480) (the “Draft Registration Statement”).

Concurrently with this response, the Company is also publicly filing a Registration Statement on Form F-1 (“Registration Statement”) that reflects the revisions to the Draft Registration Statement described herein. To expedite your review, we have enclosed with this letter a clean copy of the Registration Statement, as well as a marked copy of the Registration Statement showing all changes from the Draft Registration Statement.

For your convenience, we have set forth the text of each of the Staff’s comments in bold, followed in each case by the Company’s response thereto.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company’s Response:

In response to the Staff’s comment, the Company confirms that, as of the date of this letter, it has not made, or authorized anyone to make on its behalf, any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. If the Company makes, or authorizes anyone to make on its behalf, any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act the Company will provide copies of such communications to the Staff for its review.

September 2, 2015 Page 2

About this Prospectus

2.	Please tell us whether you have commissioned any of the information in reports for use in this prospectus. Please refer to Rule 436 of Regulation C of the Securities Act of 1933.

Company’s Response:

In response to the Staff’s comment, the Company confirms that it did not commission any reports for use in connection with the prospectus contained in the Draft Registration Statement or the Registration Statement that would require the Company to file a written consent pursuant to Rule 436 of Regulation C of the Securities Act.

Summary, page 1

Overview, page 1

3.	Please disclose in this section that you are a development stage company, have limited revenue from operations, accumulated deficit to-date, a going concern opinion from your independent registered public accounting firm, and that insiders own 67% of your ordinary shares. Additionally, strive for balance in this section. In particular, you quantify the market opportunities for solar power generated by PV arrays as well as the market for the silver pastes and inks utilized in PV cell production but not the smaller inkjet printing market in which you operate. We note the disclosure on page 39.

Company’s Response:

The Company respectfully advises the Staff that, as noted in Note 1.e to the Company’s financial statements included in the Draft Registration Statement, the Company has adopted FASB Update No. 2014-10 Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation (the “Update”), effective beginning with its financial statements for the fiscal year ended December 31, 2013 (which financial statements had not been issued as of the date on which the Update was first published). As noted in Note 1.e to the Company’s financial statements, the Update has, among other things, removed the financial reporting distinction between development stage entities and other reporting entities from U.S. GAAP. Therefore, the Company has not generally described itself as a Development Stage Company in the Draft Registration Statement, except for one errant reference on page 36 of the Draft Registration Statement which has been removed in the Registration Statement.

September 2, 2015 Page 3

In response to the balance of the Staff’s comment, the Company has revised the disclosure in Registration Statement under the caption “Prospectus Summary—Overview” to disclose, among other things, that the Company has limited revenue from operations and accumulated deficit to-date, has received a going concern opinion from the Company’s independent registered public accounting firm, and the fact that the Company’s directors and officers, combined, own 67.32% of the Company’s ordinary shares. See pages 1 and 4 of the Registration Statement. In addition, the Company has revised the disclosure on page 2 of the Registration Statement to provide information regarding the market opportunity for the sale of inks in the inkjet printer market in which it operates.

Risk factors, page 6

4.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

September 2, 2015 Page 4

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

●	what role he or she takes in preparing your financial statements;

●	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

●	the nature of his or her contractual or other relationship to you;

●	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

●	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

●	the name and address of the accounting firm or organization;

●	the qualifications of their employees who perform the services for your company;

●	how and why they are qualified to prepare your financial statements;

●	how many hours they spent last year performing these services for you; and

●	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

●	why you believe they are qualified to prepare your financial statements;

●	how many hours they spent last year performing these services for you; and

●	the total amount of fees you paid to each individual in connection with the preparation of your financial statements.

Do you have an audit committee financial expert?

We note that you do not have an audit committee. Therefore, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP.

Company’s Response:

Maintenance of books and records; preparation of financial statements

The Company is a corporation organized under the laws of the State of Israel and conducts substantially all of its operations outside of the United States. Therefore, the Company maintains its books and records in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”). For the purpose of issuing financial statements under U.S. GAAP, the Company adjusted its records to comply with U.S. GAAP.

September 2, 2015 Page 5

In order to ensure that its financial statements are prepared in accordance with U.S. GAAP, the Company maintains the following controls and procedures to ensure that the activities the Company conducts, and the transactions the Company consummates, are recorded in accordance with US GAAP:

●	The Company has in place purchasing and accounting procedures that require that all transactions are recorded in the accounting system and filed in the Company’s records on a weekly basis by a bookkeeping clerk at M. Ben David Accounting and Tax Advising (“MBD”), the Company’s outsourced bookkeeping firm. Transactions are recorded in the Company’s functional currency.

●	All transaction entries in the accounting system are reviewed on a weekly basis by (1) the Company’s Vice President of the business function responsible for such transaction and (2) the Company’s Chief Executive Officer. All transaction entries in the accounting system are also reviewed by a supervising accountant at MBD.

●	LeadFinance, the Company’s outsourced financial manager, reviews and analyzes the accounting implications under U.S. GAAP for new and significant transactions or changes in our operations to determine the appropriate accounting treatment.

●	During preparation of the Company’s financial statements, LeadFinance confirms, among other things, whether a change in U.S. GAAP occurred in the presentation and/or treatment of each balance sheet and income statement item.

LeadFinance prepares the initial draft of the Company’s financial statements under the supervision the Company’s Chief Executive Officer (who is also acting as its principal financial officer).

Persons Involved in the Company’s Financial Reporting

M. Ben David Accounting and Tax Advising

MBD is an accounting firm located at 34 Rothschild Street, Hadera, Israel. MBD acts as the Company’s outsourced booking firm. In such capacity, MBD assists in the recording of transactions in accordance with Israeli GAAP. MBD provides its services to the Company principally through two individuals, a bookkeeping clerk that enters transactions, and a supervising accountant that reviews such transactions and performs a quality control function. The bookkeeper received an accounting degree from the University of Haifa in 1992 and has 25 years of bookkeeping experience, including 5 years’ experience as the bookkeeper for an Israeli private internet technology security and software company; 11 years’ experience as a bookkeeper for a Tel Aviv Stock Exchange listed fertilizer company; and one year of experience as a bookkeeper for a private Israeli company.  This bookkeeper has been employed by MBD in its current position since 2010.

September 2, 2015 Page 6

The supervising accountant received a degree in accounting from Tel Aviv University in 1990 and completed post-graduate coursework in tax consulting at Hadera Business College from 1995-1997.  The supervising accountant has over 25 years’ of accounting experience, including one years’ experience in the accounting department at a large Israeli bank; 2 years’ experience in the accounting department at an Israeli certified public accounting firm; and 2 years’ experience at an other Israeli certified public accounting firm.  The supervising accountant has been employed by MBD in positions of increasing responsibility since 1995. The Company has not entered into a written agreement with MBD.

MBD spent 1040.5 hours in 2014, and 576.3 hours in 2015 (year to date), performing accounting services for the Company. The Company made payments of NIS 111,683 (approximately $28,407) in 2014, and NIS 42,524 (approximately $11,149) in 2015 (year to date), for its accounting services to the Company.

LeadFinance

LeadFinance is an Israeli financial services firm located at 2 Hapalmach Street, Ramat Hasharon, Israel. LeadFinance reviews, adjusts and prepares the Company’s books according to the U.S. GAAP. As described above, LeadFinance serves as the Company’s outsourced financial manager and, in such capacity, takes principal responsibility for preparing the Company’s financial statements. LeadFinance provides its services to the Company principally through a single employee (the “LF Employee”). The LF Employee has a Bachelor of Arts degree in Economics and a Masters in Business Administration degree from Tel Aviv University. The LF Employee has extensive experience in preparing financial statements in accordance with U.S. GAAP, which experienced was gained, among other things, through service as Chief Financial Officer and other senior accounting positions with five public and private companies who prepared financial statements in accordance with U.S. GAAP. The Company has entered into a written agreement with LeadFinance pursuant to which LeadFinance has agreed to provide services to the Company at a specified hourly rate, subject to a 10% discount for service in excess of 150 hours in any month.

LeadFinance spent 804 hours in 2014, and 429 hours in 2015 (year to date), performing accounting services for the Company. The Company made payments to LeadFinance, excluding VAT, of NIS 192,900 in 2014 and NIS 201,054 in 2015 (year to date), for its accounting services to the Company.

September 2, 2015 Page 7

Board Knowledge of U.S. GAAP

Dr. Astorre Modena, a member of the Company’s board of directors, has a general working knowledge of U.S. GAAP, gained through his review of financial statements prepared in accordance with U.S. GAAP while working as a consultant with McKinsey & Co. from 1998 to 2001, and in his monitoring of the financial performance of portfolio companies, as well as in the analysis of competitors and potential acquirers of such companies, both at Israel Seed Partners, a leading Israeli venture capital firm where Dr. Modena worked first as an associate and then as a principal from 2001 to 2005, and Terra Ventures Partners, the Israeli venture capital fund which Dr. Modena co-founded in 2005.

Other than Dr. Modena, none of the Company’s directors has knowledge of U.S. GAAP.

Our history of net losses has raised substantial doubt regarding our ability to continue as a going concern, page 6

5.	Please disclose the amount of revenues generated from sales.

In response to the Staff’s comment, the Company has added disclosure on page 6 of the Registration Statement with respect to the amount of revenues generated by the Company from sales.

We are subject to risks resulting from fluctuations in the price of silver, page 12

6.	Please disclose how the value proposition that you believe you offer may be substantially decreased if the price of silver decreases substantially and remains low.

Company’s Response:

In response to the Staff’s comment, the Company has added disclosure on page 12 of the Registration Statement as to how the value proposition that it offers may be substantially decreased if the price of silver decreases substantially.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed, page 16

7.	Please explain in the disclosure how your business could be impacted by the claims of Cima NanoTech Ltd. against Dr. de la Vega.

Company’s Response:

In response to the Staff’s comment, the Company has added disclosure on page 16 of the Registration Statement to explain how its business may be impacted by the claims of Cima NanoTech Ltd. against Dr. de la Vega.

September 2, 2015 Page 8

The Israeli government grants we have received…, page 19

8.	Please disclose the status of the special approvals from the government mentioned here.

Company’s Response:

In response to the Staff’s comment, the Company has added disclosure on page 19 of the Registration Statement regarding the status of the special approvals from the government mentioned in this section.

Capitalization, page 28

9.	Please clearly show in the notes to the capitalization table how you computed each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

Company’s Response:

In reliance on Item 3.B. of Form 20-F and Section 6720 of the Staff’s Financial Reporting Manual, the Company has revised the capitalization table to include only the Company’s actual capitalization as of December 31, 2014. The Company has removed the pro forma column from the capitalization table, as the pro forma adjustments reflected therein did not adjust the capitalization for the Company’s receipt of proceeds from the offering being registered, as required by item 3.B. of Form 20-F. The Company believes that such pro forma disclosure is not required in the Registration Statement as the Company will not receive any proceeds from the sale of the securities being registered.

10.	Please advise as to why the capital note recorded on your balance sheet on page F-3 would not be reflected as debt in your table.

Company’s Response:

In response to the Staff’s comment, the Company has revised the capitalization table to include the capital note as debt.

September 2, 2015 Page 9

Management’s Discussion and Analysis

Critical Accounting Policies

Share-Based Compensation and Liabilities, page 32

11.	The fair value of your ordinary shares appears to be a key assumption used to determine multiple amounts reflected on your financial statements including the fair value of your warrants recorded as a liability, the amount of the deemed dividend recorded in November 2014, and the amount of expense recorded related to modifications made to employee’s options and warrants as disclosed on page F-24. In this regard, please disclose the fair value used similar to your disclosures related to other assumptions. Please disclose the fair value of your ordinary shares as of the end of each period presented as well as the fair value used for each significant transaction. If there are significant changes in the value from period to period, please help us understand the factors that led to these significant changes.

Company’s Response:

In response to the Staff’s comment, the Company has revised the disclosure on Pages 31-33 of the Registration Statement to include disclosure of the fair value of its ordinary shares at the end of each period presented, the fair value used for each significant transaction, and the assumptions used by management to determine fair value.

The Company determined the fair value of its ordinary shares based upon the price per share realized by the Company in arm’s length share issuance transactions. The fair value per ordinary share as of November 26, 2014 increased to $0.51 from the fair value per ordinary share of $0.14 as of May 23, 2013 and August 22, 2013 as a result of the Company’s progress in development and increase in investor confidence in the Company’s future performance, as evidenced by the increase in the price per share realized by the Company in arm’s length share issuance transactions. In addition, on November 26, 2014, the fair value was reassessed again following the completion of the Company’s equity restructuring, which resulted in an increase in fair value as a result of the termination of the preferences and other rights previously associated with the Company’s preferred shares but terminated in the restructuring.

In addition the Company included the fair value of the ordinary shares as of December 31, 2014, as such fair value measurement was used to determine the fair value of warrants presented as liabilities in the Company’s financial statements. As there were no warrants presented as liabilities as of December 31, 2013, the Company did not present the fair value per ordinary share for that date.

September 2, 2015 Page 10

Jumpstart Our Business Startups Act of 2012, page 37

12.	Please state your election under Section 107(b) of the JOBS Act:

●	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

●	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Company’s Response:

In response to the Staff’s comment, the Company advises the Staff that it has not elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b). The Company may elect to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Accordingly, the Company has revised its JOBS Act disclosure on page 37, as well as the Risk Factors and its Critical Accounting Policies summary on pages 13 and 30, respectively, of the Registration Statement to disclose: (1) that this election allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies; and (2) as a result of this election, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

September 2, 2015 Page 11

Business, page 38

Research and Development Agreements, License Agreements and Material Contracts, page 42

13.	Please tell us what consideration was given to the risks related to your outstanding royalty obligations to the Chief Scientist-ME.

Company’s Response:

The Company respectfully advises the Staff that it considers, on at least a bi-annual basis, the likelihood that it will be required to make royalty payments to the Chief Scientist-ME and, if so, whether such royalty payments will have a material effect on the gross margin to be realized by the Company from the sale of the underlying products to which such royalty obligation relates.  Based on its most recent analysis, the Company does not believe that its royalty obligations to the Chief Scientist-ME present a material risk to the Company.  In reaching such decision, the Company considered, among other things, the facts that: (1) it expects to achieve high gross margins on the underlying products (approximately 45%) and (2) the royalty obligations of the Company are capped at an amount equal to the amount of the underlying grant, as linked to the dollar and including accrued interest at the LIBOR rate.

Service Agreements with Directors, page 49

14.	We note disclosure of your consultancy agreement with Arie Rosenfeld. Please file an executed copy of your services agreement with Arie Rosenfeld with your next amendment and include a reference to such agreement in your exhibit index.

Company’s Response:

In response to the Staff’s comment, the Company is filing an executed copy of the consultancy agreement between the Company and Arie Rosenfeld as Exhibit 10.21 to the Registration Statement.

September 2, 2015 Page 12

Note 2. Significant Accounting Policies

b. financial statements in U.S. Dollars, page F-9

15.	Pursuant to ASC 830-10-45-2, please help us better understand how you determined that the U.S. dollar is the currency of the primary economic environment in which you operate and in which you primarily generate and expend cash. Please specifically address your consideration of ASC 830-10-55-3 through 55-5. We note that your disclosures on page F-31 indicate that you have not generated any revenues in the U.S. and that all of your long-lived assets are located in Israel.

Company’s Response:

In response to the Staff’s comment, the Company advises the Staff that the Company refers the U.S. dollar as its functional currency, the Company's budget, as approved by the Board of Directors, is prepared in U.S. dollars; the majority of the Company's financing to date has been obtained in U.S. dollar-denominated transactions; and the Company's product price is based in U.S. dollars. Furthermore, while the majority of the Company’s revenue, to date, is denominated in NIS, the Company expects that, over time, the majority of its future sales will be denominated in U.S. dollars. As an early stage company, the Company gave a greater weight to its long term expectation with respect to the currency in which it expects to complete future sales, as opposed to the currency in which the majority of its current expenses are denominated.

The Company has determined its functional currency in accordance Accounting Standards Codification ("ASC") No. 830, “Foreign Currency Matters.”

According to ASC 830-10-45-2, an entity's assets, liabilities and operations should be measured using its functional currency which is the currency of the primary economic environment in which the entity operates. That environment is normally the currency of the environment in which an entity primarily generates and expends cash.

In determining the appropriate functional currency that should be used, the Company follows the guidance in ASC 830-10-55-5 that states that the following economic factors, and possibly others, should be considered both individually and collectively when determining the functional currency:

Financing indicators - Most of the Company's equity financing is denominated in U.S. dollars. The Company's valuation in the financing agreements and stock prices were determined in U.S. dollars. The Company expects that future financing and capital raising will be primarily in U.S. dollars and in a U.S. capital market. As of December 31, 2014, 92% of the Company's cash balances have been held in U.S. dollars, whereas only 8% of the cash balances are held in other currencies.

Sales market indicators - For the years ended December 31, 2013 and 2014, sales denominated in U.S. dollars accounted for the third largest amount of sales per currency, after the Euro and NIS. As the Company has not generated significant sales to date, the Company’s management does not heavily weigh this indicator. The Company anticipates that the U.S. dollars -denominated portion of the Company’s sales will grow in the future due to the growth opportunities in the U.S. market.

September 2, 2015 Page 13

Expense indicators - The Company's expenses are mainly denominated in NIS, U.S. dollars, and Euros. Most of Company's expenses are incurred in NIS, since the Company's employees are located in Israel, followed by expenses incurred in U.S. dollars.

Cash flow indicators - The Company's cash inflows and outflows are affected from the sales, expenses and financing indicators that were analyzed above. In 2013 and 2014, the cash flow in U.S. dollars was higher than cash flows in any other currency.

Based on the above analysis, the Company concluded that the functional currency in which the Company operates is the U.S. dollar. Non-dollar transactions and balances have been re-measured into dollars in accordance with ASC 830 "Foreign Currency Matters."

q. Basic and Diluted Net Loss Per Share, page F-14

16.	Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute EPS in the future but that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. See ASC 260-10-50-1(c).

Company’s Response:

In response to the Staff’s comment, the Company has revised the Basic and Dilutive Net Loss Per Share disclosure in Note 2.q to the financial statements included in the Registration Statement to disclose the number of additional shares that could potentially dilute EPS in the future, but were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented. See page F-14 of the Registration Statement.

Note 9. Share Capital, page F-24

17.	In a similar manner to your disclosures on page F-29 related to the warrant issued in July 2014, please expand your disclosures regarding the terms and features of all of your outstanding warrants, specifically as it relates to the features that resulted in liability accounting versus equity accounting pursuant to ASC 815 and ASC 480. We note that your disclosures on page 27 indicate that some warrants are exercisable on a cashless basis, please clarify these terms as well. Please also disclose how you determined that the liability-classified warrants are long-term liabilities.

Company’s Response:

In response to the Staff’s comment, the Company has revised the disclosures in Notes 9.a, 9.h, and 10 to the financial statements included in the Registration Statement to disclose those features of the warrant issued in July 2014 that resulted in liability accounting versus equity accounting pursuant to ASC 815 and ASC 480 and how the Company determined that its liability-classified warrants are long-term liabilities. See pages F-24, F-25, F-29, and F-30 of the Registration Statement.

September 2, 2015 Page 14

18.	Please expand your disclosures to better clarify the terms and features of the capital notes, including those that led you to determine the appropriate accounting. Please clarify whether it is a share-settled or cash-settled note. Please also clarify whether this offering will result in the capital note becoming due and payable.

Company’s Response:

In response to the Staff’s comment, the Company has revised Note 9.h to the financial statements included in the Registration Statement to clarify the terms and features of the capital notes including those that led the Company to determine the appropriate accounting. The capital notes are cash-settled notes and will not become due and payable as a result of the offering being registered.

19.	In November 2014, you converted all of your preferred share capital into ordinary shares. In addition, you also made modifications to options and warrants which resulted in the recognition of $376k in expense in connection with employee’s options and warrants in accordance with ASC 718-20-35-6. Please better disclose the terms of these conversions and the new terms of the options and warrants. Please explain what led to the deemed dividend and how the amount was determined. Refer to ASC 260-10-S99-2.

Company’s Response:

In response to the Staff’s comment, the Company has revised Note 9.a to the financial statements included in the Registration Statement to better disclose the terms of the above referenced conversions, the new terms of the warrants, and the fact that the terms of the options did not change as a result of the conversions. See pages F-24 and F-25 of the Registration Statement.

As part of the Company’s private placement completed in November 2014, the investors in such private placement required, as a condition to their investment, that the Company complete an equity restructuring, whereby the preferred shareholders agreed to waive their rights regarding their liquidation preference payable only upon liquidation of the Company, while maintaining all other rights with regard to such shares. Therefore, the Company effected an equity restructuring under which all of the Company's preferred shares were converted into ordinary shares at a one-to-one ratio.

September 2, 2015 Page 15

With regard to the amount determined for the shares, the Company had deemed the preferred shares to be characterized as equity-like, for accounting purposes, in accordance with ASC 815-10-S99-3. Therefore, the Company's approach to the equity restructuring was in accordance with the model for modifications of stock-based compensation arrangements classified as equity under ASC 718-20-35. ASC 718-20-35-6 provides that accounting for a modification in conjunction with an equity restructuring requires a comparison of the fair value of the modified award with the fair value of the original award immediately before the modification. The Company enlisted the services of a third-party valuation firm to assist it to determine the fair value of each share class prior to and subsequent to the equity restructuring. As a result of such valuation, non-employees holding the Company recorded deemed dividend in the amount of $1,842,000 in the year ended December 31, 2014. As for employee options, in accordance with ASC 718-20-35, the Company calculated the fair value of the award, immediately prior to and after the equity restructuring, resulting in a compensation expense in an amount of $376,000.

Signatures, page II-6

20.	Please note that your registration statement must also be signed by your principal financial officer. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the registration statement.

Company’s Response:

In response to the Staff’s comment, the Company advises the Staff that the Registration Statement being filed on the date of this response has been executed by Dr. Fernando de la Vega, who is currently serving as the Company’s principal executive officer and its principal financial officer.

Exhibit Index

21.	We note that a number of your exhibits are not signed. Please file signed exhibits with your next amendment.

Company’s Response:

In response to the Staff’s comment, the Company is filing executed copies of all previously unsigned exhibits (other than exhibits that are forms of agreements and Exhibit 10.2, for which the Company could not identify the name of all signatories due to the age of the agreement) as exhibits to the Registration Statement.

September 2, 2015 Page 16

We thank you in advance for your consideration of this response. If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at (+972) (54) 654-6881 or Robert L. Grossman, Esq. or Victor Semah, Esq. of Greenberg Traurig, P.A., the Company’s outside counsel, at (305) 579-0756 or (305) 579-0577, respectively.

Sincerely,

/s/ Fernando de la Vega
Fernando de la Vega
Chief Executive Officer and Chairman

cc:	Sherry Haywood,
Melissa Rocha,
Nudrat Salik,
Craig Slivka,
Securities and Exchange Commission

Robert L. Grossman, Esq.,
Victor Semah, Esq.,
Greenberg Traurig, P.A.

Enclosures